Exhibit  99.1

100 University Avenue, 9th floor
Date:	November 24, 2010	Toronto ON, M5J 2Y1
www.computershare.com

REVISED

To:   All Canadian Securities Regulatory Authorities

Subject: THE CASH STORE FINANCIAL SERVICES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	15/12/2010
Record Date for Voting (if applicable) :	15/12/2010
Beneficial Ownership Determination Date :	15/12/2010
Meeting Date :	26/01/2011
Meeting Location (if available) :	Edmonton Alta

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	14756F103	CA14756F1036

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for THE CASH STORE FINANCIAL SERVICES INC.